September 20, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

202-772-9204

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ellie Quarles, Mail Stop 3561

Re:	Exelon Corporation
Definitive 14A
Filed March 30, 2007
File No. 1-16169

Dear Ms. Quarles:

I am writing concerning the Staff’s comment letter dated August 21, 2007 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Definitive 14A, as filed with the Securities and Exchange Commission on March 30, 2007.

As we discussed, Exelon needs additional time to complete its response to the Comment Letter and to review the response with its Compensation Committee. Accordingly, Exelon will be providing its response to the Comment Letter on or before October 12, 2007.

If you have any questions regarding the foregoing, please contact me at (312) 394-7252.

Very truly yours,

/s/ Scott N. Peters
Scott N. Peters
Assistant Secretary and SEC Counsel Exelon Corporation